

Mail Stop 3030

June 20, 2016

Via E-mail
Gordon Hunter
Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

  Re: Littelfuse, Inc.
    Form 10-K for Fiscal Year Ended January 2, 2016
    Form 10-Q for Fiscal Quarter Ended April 2, 2016
    Response dated June 9, 2016
    File No. 000-20388

Dear Mr. Hunter:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our May 31, 2016 letter.

Form 10-Q for Fiscal Quarter Ended April 2, 2016

1. We note your response to prior comment 1; however, it remains unclear how your disclosure regarding "increasing global demand for passenger and commercial vehicles" is complete if, as you indicate in your May 5, 2016 conference call, the North American heavy-duty truck market is a key driver for this business and market demand has "slowed considerably." Please ensure that your future filings include these types of developments to the extent required by Regulation S-K Item 303 and applicable Rules. Also, please tell us the authority on which you rely for your conclusion that events affecting your results need not be disclosed if they are offset by other developments as suggested by the fifth paragraph of your response.

2. We note your statements in your response regarding a decline in market pricing in the potash industry and the subsequent shutdown of the potash mine of one of your significant customers. You appear to indicate that these events will have "some impact" but you have not reached a conclusion that there is a trend. We also note your response that you have not yet quantified the effects of some events. Please see the statement in Release 33-8350 (December 19, 2003) that "disclosure of a trend, demand, commitment, event or uncertainty is required unless a company is able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company's liquidity, capital resources or results of operations is not reasonably likely to occur." Please expand your response to clarify the authority on which you rely to conclude that these events need not be disclosed and discussed in your filing.

 You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Ryan K. Stafford, Esq.